02016031

FORM 6-K

P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

WKM

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 18, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Announces Breakthrough Enhancements to Resiliency Software

Resiliency Support for MQSeries 5.2 and Large Objects (LOBs) Maximizes Business Availability

IBM PARTNERWORLD, SAN FRANCISCO—(February 18, 2002)—DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced breakthrough enhancements to its High Availability Suite software that allow customers to protect their IBM iSeries-based systems and data from both planned or unplanned downtime. High Availability Suite now includes resiliency support for the latest version of MQSeries as well as Large Object (LOB) mirroring support.

MQSeries 5.2 Support
As businesses strive to integrate their application environments, messaging software such as MQSeries is becoming increasingly popular for enterprise application integration. DataMirror High Availability Suite now includes exclusive adapters to automatically configure MQSeries 5.2 environments, allowing for full MQSeries resiliency. High Availability Suite's support for the latest release of MQSeries not only enables systems to be backed up and resilient 24/7, but also ensures that application integration environments that utilize MQSeries middleware remain intact in the event of an outage. High Availability Suite continues to include full support for MQSeries Version 4.2.

Large Objects (LOB) Support
High Availability Suite now provides the ability to mirror Large Objects (LOBs) in real-time from primary iSeries systems to recovery systems for 24/7 availability. LOB support ensures that an enterprise's critical Enterprise Resource Planning (ERP) data is backed up and available in the event of an outage. Many of the world's leading ERP solutions including SAP R/3 v4.6d+ and J.D. Edwards OneWorld take advantage of Large Objects to store business-critical data.

"By providing the ability to continuously mirror Large Objects, DataMirror High Availability Suite is the first and only high availability solution to fully address the resiliency requirements of ERP systems such as SAP and J.D. Edwards. These ERP systems use Large Objects to store unstructured data that cannot be decomposed into a relational schema," said Glen Sakuth, Director of Development, DataMirror. "Without this ability, customers would be in danger of not protecting all of their mission-critical application data. By integrating Large Object and MQSeries support, DataMirror provides a true all-in-one high availability solution that helps customers enhance customer service, drive business growth and achieve powerful competitive advantages."

DataMirror is a dominant leader in the data resiliency market. The Company's award-winning resiliency solutions are backed by DataMirror's extensive high availability expertise and global support.

About High Availability Suite and iCluster

DataMirror High Availability Suite features breakthrough XtremeCache technology that optimizes the flow of data into and out of a high-speed cache to help customers achieve zero latency for system backup and recovery. High Availability Suite is the only product that gives customers the higher productivity and lower costs of real-time IFS mirroring, fast XtremeCache technology and unequaled match/merge architecture. DataMirror High Availability Suite delivers the highest performance and broadest feature set available to help companies maximize uptime and availability. With more than 1,000 licenses of DataMirror's High Availability Suite installed at customer sites worldwide, the software is used daily for mission-critical, planned and unplanned role switching. For clustered iSeries environments, iCluster provides an easy graphical user interface for configuring nodes in a cluster, mirroring data and other critical objects and monitoring the entire cluster from a single station.

About DataMirror

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley, Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland, Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni, PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

DATAMIRROR CORPORATION

Greg Dee
General Counsel